SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)1

Forward Air Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

349853101

(CUSIP Number)

FREDERICK DiSANTO

c/o Ancora Advisors, llc

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,450
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		230,999
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

230,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		234,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

234,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		165,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

165,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series I is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series J*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		188,345
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

188,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series J is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series K*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		125,648
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

125,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series K is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series L*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		49,464
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

49,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series L is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		365,648
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

365,648
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,447,548
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,447,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,447,548
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,447,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Andrew C. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Scott W. Niswonger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 349853101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Forward Air Corporation, a Tennessee corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee, 37745.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;

(v)	Ancora Catalyst SPV I LP – Series I, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV I”), with respect to the Shares directly and beneficially owned by it;

(vi)	Ancora Catalyst SPV I LP – Series J, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV J”), with respect to the Shares directly and beneficially owned by it;

(vii)	Ancora Catalyst SPV I LP – Series K, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV K”), with respect to the Shares directly and beneficially owned by it;

(viii)	Ancora Catalyst SPV I LP – Series L, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV L” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora SPV I, Ancora SPV J and Ancora SPV K, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;

(ix)	Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E, a Cayman Islands segregated portfolio company (“Ancora SPC E” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;

CUSIP No. 349853101

(x)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment adviser of each of the Ancora Funds and certain separately managed accounts (the “Separately Managed Accounts”), and the general partner of each of the Ancora LP Funds;

(xi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors;

(xii)	Andrew C. Clarke, with respect to the Shares directly and beneficially owned by him, and

(xiii)	Scott W. Niswonger, with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as defined in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC E. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds and Ancora Advisors, and the principal business address of Mr. DiSanto, is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124. The principal business address of Mr. Clarke is 57 Groveland Terrace, Minneapolis, Minnesota 55403. The principal business address of Mr. Niswonger is c/o The Niswonger Group, P.O. Box 1508, Greeneville, Tennessee 37744.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as a registered investment adviser to certain of its affiliates, including each of the Ancora Funds. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors. The principal occupation of Mr. Clarke is serving as a business adviser and professional director. The principal occupation of Mr. Niswonger is serving as Chairman of the Niswonger Foundation.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

(f)       Messrs. DiSanto, Clarke and Niswonger are citizens of the United States of America.

CUSIP No. 349853101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Ancora Funds and held in the Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,450 Shares owned directly by Ancora Merlin is approximately $1,144,848, including brokerage commissions. The aggregate purchase price of the 230,999 Shares owned directly by Ancora Merlin Institutional is approximately $12,342,180, including brokerage commissions. The aggregate purchase price of the 18,004 Shares owned directly by Ancora Catalyst is approximately $962,906, including brokerage commissions. The aggregate purchase price of the 234,417 Shares owned directly by Ancora Catalyst Institutional is approximately $12,524,260, including brokerage commissions. The aggregate purchase price of the 165,004 Shares owned directly by Ancora SPV I is approximately $10,239,449, including brokerage commissions. The aggregate purchase price of the 188,345 Shares owned directly by Ancora SPV J is approximately $11,891,148 including brokerage commissions. The aggregate purchase price of the 125,648 Shares owned directly by Ancora SPV K is approximately $8,519,524 including brokerage commissions. The aggregate purchase price of the 49,464 Shares owned directly by Ancora SPV L is approximately $3,624,871 including brokerage commissions. The aggregate purchase price of the 365,648 Shares owned directly by Ancora SPC E is approximately $24,118,403 including brokerage commissions. The aggregate purchase price of the 48,569 Shares held by the Separately Managed Accounts is approximately $3,428,557 including brokerage commissions. The Shares beneficially owned by Mr. Clarke and Mr. Niswonger were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Clarke is approximately $164,988, including brokerage commissions. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Niswonger is approximately $585,692, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s Board of Directors (the “Board”) and management team regarding means to create shareholder value, including, but not limited to, by strengthening the management team, improving capital allocation, divesting non-core assets and enhancing corporate governance (including changes to the composition of the Board).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 349853101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,507,750 Shares outstanding as of October 27, 2020 which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2020.

A.	Ancora Merlin

(a)	As of the close of business on December 28, 2020, Ancora Merlin beneficially owned directly 21,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,450
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,450

B.	Ancora Merlin Institutional

(a)	As of the close of business on December 28, 2020, Ancora Merlin Institutional beneficially owned directly 230,999 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,999
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,999

C.	Ancora Catalyst

(a)	As of the close of business on December 28, 2020, Ancora Catalyst beneficially owned directly 18,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,004

CUSIP No. 349853101

D.	Ancora Catalyst Institutional

(a)	As of the close of business on December 28, 2020, Ancora Catalyst Institutional beneficially owned directly 234,417 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 234,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 234,417

E.	Ancora SPV I

(a)	As of the close of business on December 28, 2020, Ancora SPV I beneficially owned directly 165,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 165,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 165,004

F.	Ancora SPV J

(a)	As of the close of business on December 28, 2020, Ancora SPV J beneficially owned directly 188,345 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 188,345
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 188,345

G.	Ancora SPV K

(a)	As of the close of business on December 28, 2020, Ancora SPV K beneficially owned directly 125,648 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 125,648
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 125,648

CUSIP No. 349853101

H.	Ancora SPV L

(a)	As of the close of business on December 28, 2020, Ancora SPV L beneficially owned directly 49,464 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 49,464
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 49,464

I.	Ancora SPC E

(a)	As of the close of business on December 28, 2020, Ancora SPC E beneficially owned directly 365,648 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 365,648
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 365,648

J.	Ancora Advisors

(a)	Ancora Advisors, as the investment adviser to each of the Ancora Funds and the Separately Managed Accounts, may be deemed to beneficially own 1,447,548 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 125,648 Shares beneficially owned directly by Ancora SPV K, (viii) 49,464 Shares beneficially owned directly by Ancora SPV L, (ix) 365,648 Shares beneficially owned directly by Ancora SPC E and (x) 48,569 Shares held in the Separately Managed Accounts.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,447,548
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,447,548

K.	Mr. DiSanto

(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed to beneficially own 1,447,548 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 125,648 Shares beneficially owned directly by Ancora SPV K, (viii) 49,464 Shares beneficially owned directly by Ancora SPV L, (ix) 365,648 Shares beneficially owned directly by Ancora SPC E and (x) 48,569 Shares held in the Separately Managed Accounts.

CUSIP No. 349853101

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,447,548
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,447,548

L.	Mr. Clarke

(a)	As of the close of business on December 25, 2020, Mr. Clarke beneficially owned 2,500 Shares, which Shares are held in the Andrew C. Clarke Revocable Trust, of which Mr. Clarke is the sole settlor, beneficiary and trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,500 4. Shared power to dispose or direct the disposition: 0

M.	Mr. Niswonger

(a)	As of the close of business on December 25, 2020, Mr. Niswonger beneficially owned directly 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

CUSIP No. 349853101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2020, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) in which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance shareholder value and corporate governance and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Group Agreement, dated December 21, 2020.

99.2	Powers of Attorney.

CUSIP No. 349853101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

Ancora Merlin, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin Institutional, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I LP – Series I

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I LP – Series J

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I LP – Series K

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I LP – Series L

By:	Ancora Advisors, LLC, its General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E

By:	Ancora Advisors, LLC, its Investment Adviser

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto, individually and as attorney-in-fact for Andrew C. Clarke and Scott W. Niswonger

SCHEDULE A

Directors and Officers of Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States

Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada

Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Ancora Catalyst SPV I LP – Series I

Purchase of Common Stock	1,004	61.6735	10/26/2020
Purchase of Common Stock	1,720	62.4122	10/27/2020
Purchase of Common Stock	2,910	60.3332	10/28/2020
Purchase of Common Stock	1,735	61.2389	10/29/2020
Purchase of Common Stock	1,563	62.8663	10/30/2020
Purchase of Common Stock	1,989	63.1739	11/02/2020
Purchase of Common Stock	1,040	66.4463	11/03/2020
Purchase of Common Stock	2,277	64.6422	11/04/2020
Purchase of Common Stock	1,384	65.9038	11/05/2020
Purchase of Common Stock	1,223	65.9047	11/06/2020
Purchase of Common Stock	1,692	71.2324	11/09/2020
Purchase of Common Stock	917	72.8194	11/10/2020
Purchase of Common Stock	2,468	71.1393	11/11/2020
Purchase of Common Stock	978	71.9884	11/13/2020
Purchase of Common Stock	245	73.6599	11/16/2020
Purchase of Common Stock	734	74.2808	11/16/2020
Purchase of Common Stock	1,520	74.1981	11/17/2020
Purchase of Common Stock	548	74.7316	11/18/2020
Purchase of Common Stock	548	74.1319	11/19/2020
Purchase of Common Stock	548	74.2174	11/20/2020
Purchase of Common Stock	365	75.2933	11/23/2020
Purchase of Common Stock	722	73.8417	12/14/2020
Purchase of Common Stock	211	75.8090	12/24/2020
Purchase of Common Stock	754	76.6229	12/28/2020

Ancora Catalyst SPV I LP – Series j

Purchase of Common Stock	2,103	61.6657	10/26/2020
Purchase of Common Stock	3,600	62.4077	10/27/2020
Purchase of Common Stock	6,092	60.3305	10/28/2020
Purchase of Common Stock	3,633	61.2344	10/29/2020
Purchase of Common Stock	3,272	62.8613	10/30/2020
Purchase of Common Stock	4,163	63.1700	11/02/2020
Purchase of Common Stock	2,193	66.4387	11/03/2020
Purchase of Common Stock	4,799	64.6387	11/04/2020
Purchase of Common Stock	2,918	65.8981	11/05/2020
Purchase of Common Stock	2,578	65.8982	11/06/2020
Purchase of Common Stock	3,613	71.2277	11/09/2020
Purchase of Common Stock	1,861	72.8111	11/10/2020
Purchase of Common Stock	5,013	71.1362	11/11/2020

Purchase of Common Stock	2,004	71.9806	11/13/2020
Purchase of Common Stock	501	73.6391	11/16/2020
Purchase of Common Stock	1,503	74.2704	11/16/2020
Purchase of Common Stock	3,145	74.1930	11/17/2020
Purchase of Common Stock	1,148	74.7173	11/18/2020
Purchase of Common Stock	1,148	74.1176	11/19/2020
Purchase of Common Stock	1,148	74.2031	11/20/2020
Purchase of Common Stock	765	75.2718	11/23/2020
Purchase of Common Stock	1,510	73.8308	12/14/2020
Purchase of Common Stock	449	75.7713	12/24/2020
Purchase of Common Stock	1,600	76.6229	12/28/2020

Ancora Catalyst SPV I LP – Series k

Purchase of Common Stock	3	66.9367	10/26/2020
Purchase of Common Stock	2,015	61.6660	10/26/2020
Purchase of Common Stock	3,451	62.4078	10/27/2020
Purchase of Common Stock	5,838	60.3306	10/28/2020
Purchase of Common Stock	3,482	61.2346	10/29/2020
Purchase of Common Stock	3,135	62.8615	10/30/2020
Purchase of Common Stock	4,552	63.1697	11/02/2020
Purchase of Common Stock	4,377	66.4353	11/03/2020
Purchase of Common Stock	9,580	64.6372	11/04/2020
Purchase of Common Stock	5,823	65.8956	11/05/2020
Purchase of Common Stock	5,146	65.8953	11/06/2020
Purchase of Common Stock	6,968	71.2257	11/09/2020
Purchase of Common Stock	4,366	72.8064	11/10/2020
Purchase of Common Stock	11,754	71.1345	11/11/2020
Purchase of Common Stock	4,733	71.9763	11/13/2020
Purchase of Common Stock	1,183	73.6366	11/16/2020
Purchase of Common Stock	3,550	74.2646	11/16/2020
Purchase of Common Stock	7,341	74.1902	11/17/2020
Purchase of Common Stock	2,711	74.7097	11/18/2020
Purchase of Common Stock	2,711	74.1100	11/19/2020
Purchase of Common Stock	2,711	74.1955	11/20/2020
Purchase of Common Stock	1,807	75.2605	11/23/2020
Purchase of Common Stock	3,638	73.8250	12/14/2020
Purchase of Common Stock	4,174	75.1568	12/16/2020
Purchase of Common Stock	1,181	76.7668	12/17/2020
Purchase of Common Stock	1,033	75.7524	12/24/2020
Purchase of Common Stock	3,676	76.6229	12/28/2020

Ancora Catalyst SPV I LP – Series l

Purchase of Common Stock	2,749	71.9786	11/13/2020
Purchase of Common Stock	2,061	74.2677	11/16/2020
Purchase of Common Stock	688	73.6366	11/16/2020

Purchase of Common Stock	4,418	74.1916	11/17/2020
Purchase of Common Stock	1,637	74.7134	11/18/2020
Purchase of Common Stock	1,741	74.1131	11/19/2020
Purchase of Common Stock	1,742	74.1986	11/20/2020
Purchase of Common Stock	1,161	75.2651	11/23/2020
Purchase of Common Stock	522	74.6840	11/25/2020
Purchase of Common Stock	10,000	74.0490	11/27/2020
Purchase of Common Stock	5,000	73.2625	11/30/2020
Purchase of Common Stock	4,000	73.2303	12/10/2020
Purchase of Common Stock	4,000	74.4238	12/11/2020
Purchase of Common Stock	1,914	73.8287	12/14/2020
Purchase of Common Stock	2,708	74.0449	12/15/2020
Purchase of Common Stock	2,126	75.1603	12/16/2020
Purchase of Common Stock	601	76.7791	12/17/2020
Purchase of Common Stock	525	75.7665	12/24/2020
Purchase of Common Stock	1,871	76.6229	12/28/2020

Ancora Catalyst SPV I spc ltd. – segregated portfolio e

Purchase of Common Stock	18,694	60.3288	10/28/2020
Purchase of Common Stock	11,150	61.2316	10/29/2020
Purchase of Common Stock	10,040	62.8582	10/30/2020
Purchase of Common Stock	12,780	63.1676	11/02/2020
Purchase of Common Stock	7,390	66.4339	11/03/2020
Purchase of Common Stock	16,246	64.6365	11/04/2020
Purchase of Common Stock	9,875	65.8945	11/05/2020
Purchase of Common Stock	8,727	65.8941	11/06/2020
Purchase of Common Stock	11,727	71.2248	11/09/2020
Purchase of Common Stock	5,856	72.8056	11/10/2020
Purchase of Common Stock	15,765	71.1342	11/11/2020
Purchase of Common Stock	9,536	71.9747	11/13/2020
Purchase of Common Stock	2,384	73.6366	11/16/2020
Purchase of Common Stock	7,152	74.2625	11/16/2020
Purchase of Common Stock	14,515	74.1892	11/17/2020
Purchase of Common Stock	5,380	74.7070	11/18/2020
Purchase of Common Stock	5,483	74.1072	11/19/2020
Purchase of Common Stock	5,483	74.1927	11/20/2020
Purchase of Common Stock	3,656	75.2563	11/23/2020
Purchase of Common Stock	7,368	73.8229	12/14/2020
Purchase of Common Stock	10,430	74.0408	12/15/2020
Purchase of Common Stock	8,186	75.1550	12/16/2020
Purchase of Common Stock	2,316	76.7606	12/17/2020
Purchase of Common Stock	2,024	75.7453	12/24/2020
Purchase of Common Stock	7,208	76.6229	12/28/2020

Ancora advisors llc

(Through the Separately Managed Accounts)

Purchase of Common Stock	9,661	74.1882	11/17/2020
Purchase of Common Stock	3,576	74.7042	11/18/2020
Purchase of Common Stock	3,369	74.1045	11/19/2020
Purchase of Common Stock	3,368	74.1900	11/20/2020
Purchase of Common Stock	2,246	75.2522	11/23/2020
Purchase of Common Stock	4,848	73.8209	12/14/2020
Purchase of Common Stock	6,862	74.0394	12/15/2020
Purchase of Common Stock	5,514	75.1532	12/16/2020
Purchase of Common Stock	1,560	76.7541	12/17/2020
Purchase of Common Stock	1,374	75.7379	12/24/2020
Purchase of Common Stock	4,891	76.6229	12/28/2020

Andrew c. clarke

(Through the Andrew C. Clarke Revocable Trust)

Purchase of Common Stock	2,500	66.0000	11/06/2020